Exhibit 10.6

Private & Confidential

EMPLOYMENT AGREEMENT

Between

JACOBS ENGINEERING GROUP INC.

(“The Company”)

And

GARY MANDEL

(“Employee”)

The parties to this agreement (the “Agreement”) are Jacobs Engineering Group Inc. (the “Company” or “Jacobs”) and Gary Mandel (the “Employee”). The Company and Employee are sometimes referred to in this Agreement individually as “Party” or collectively as the “Parties.”

This Agreement shall be effective conditional upon and immediately after the Completion of the Transaction (as defined below and in the Share Purchase Agreement, also defined below) (the “Effective Date”).

1.	Definitions

For purposes of this Agreement, the following definitions will apply:

1.1	“Affiliate” means all direct and indirect subsidiary companies in which the Company directly or indirectly owns a controlling interest.

1.2	“Business” means the markets, lines of business, and types of work in which the Company, its affiliated companies and successors are engaged.

1.3	“Compete” or “Competing” will mean entering into or attempting to enter into any business that competes with the Business, either alone or with any individual, partnership, corporation or association.

1.4	“Sensitive Information” means all business information of a highly sensitive and confidential nature, including but not limited to, names and duties of key personnel, business and growth/expansion plans, marketing and business development initiatives and prospects, financial results and forecasts, bidding information, cost and charging rates and their make up and structure, customer lists, and profit and operating margins. Sensitive Information does not include information that is generally available in the public domain, other than as a result of action by the Employee; provided however, Sensitive Information shall not be deemed to be in the public domain merely because individual features of it are in the public domain unless the combination itself and the principle of operation are also in the public domain.

1.5	“Directly” or “Indirectly,” as they modify the word “Compete,” will mean: (i) acting in a management or oversight capacity as an agent, representative, consultant, officer, director, independent contractor or employee of any entity or enterprise that competes with the Business; and (ii) participating in any material way, in any capacity, in the management or oversight of any such Competing entity or enterprise as an owner, partner, limited partner, joint venturer, creditor or stockholder (except as a stockholder owning less than a one percent interest in a corporation whose shares are actively traded on a national securities exchange or in the over-the-counter market) entity or enterprise that competes with the Business.

1.6	“Retention Period” means the period of two (2) years immediately following the Effective Date of this Agreement.

1.7	“Trade Secret” means all or any part of any customer list of the Company or one of its Affiliates. “Trades Secret” also means any of the following if considered confidential by the Company or one of its Affiliates: engineering drawings, software programs proprietary to the Company or one of its Affiliates, customer information, information concerning prospective customers, sales or marketing plans, financial data, job costing methods, business methods, procedures, formulae, compilation of information, improvements, or patentable or copyrightable discoveries.

1.8	“Transaction” means the completion of transactions contemplated by that certain share purchase agreement by and among Aker P&C Group AS and Jacobs Engineering Group Inc. and certain of its subsidiaries, on the other hand, dated on or about December 22, 2010 (the “Share Purchase Agreement”).

2.	Position and Duties

2.1	As of the Effective Date, Employee will report to President and CEO, Craig Martin. As soon as administratively practical after Completion of the Transaction, Employee will be nominated to the position of Executive Vice President, Operations by the Company’s Board of Directions.

2.2	Employee understands and agrees that he is an “exempt” employee and may be required to work more than 40 hours per week without additional compensation.

2.3	Employee understands that his position will require him to perform work for the Company and to be involved with certain business initiatives of its Affiliates. The Company and its Affiliates are engaged in market and product areas that are undergoing continuous development. This may necessitate changes to the Company and/or its Affiliates, which will require flexibility on the part of the Employee. The Company will discuss with the Employee prior to any such changes.

2.4	Employee will devote his full time and attention to his position. Unless he receives written consent of the person to whom he reports, Employee will not, while employed by the Company, accept consulting assignments from other businesses or employment from other employers or any external directorships (other than the RigNet board role assumed on December 14, 2010 so long as it does not conflict with employment at Jacobs) or other offices.

2.5	The Employee is obligated to inform his manager of any ownership in or commercial relationship with any enterprise the Company and/or Employee does or plans to do business with. The Company may at any time require Employee to report the nature and extent of any ownership interests in other companies.

2.6	Employee agrees to comply with Company’s policies, procedures, rules and management decisions and to comply with all applicable laws and regulations, such compliance being a condition of employment.

3.	Compensation

3.1	The Company will pay the Employee an annual salary equivalent to his annual rate of pay effective January 31, 2011 while employed by Aker P&C US Inc. (“Base Salary”). Compensation will be reviewed on an annual basis, with the first such review to occur in May 2011.

3.2	The Base Salary will be paid in accordance with the Company’s regular payroll practices as may be in effect from time to time, as reduced by all withholdings required by law.

3.3	The Company shall reimburse the Employee for all business expenses reasonably incurred by the Employee: (i) in the ordinary course of performance of his services in connection with his employment; and (ii) in accordance with Jacobs’ standard policies, practices and procedures, as may be in effect from time to time.

3.4	As soon as administratively practical after Completion of the Transaction, the Employee will be nominated for a one time grant of 10,000 shares of Jacobs’ restricted stock in accordance with the terms and conditions of the 1999 Jacobs Engineering Group Inc. Stock Incentive Plan subject to approval of the Human Resources and Compensation Committee of the Board of Directors of Jacobs Engineering Group Inc. The restricted stock grant will be subject to a five (5) year cliff vesting schedule. Any future consideration for additional restricted stock would be subject to the Employee’s level of performance and the discretion of Company management. Specific details of the grant will be forwarded to the Employee under separate cover after Completion of the Transaction.

3.5	As soon as administratively practical after Completion of the Transaction, the Employee will be nominated for a one time grant of an option to purchase 40,000 shares of Jacobs’ stock in accordance with the terms and conditions of the 1999 Jacobs Engineering Group Inc. Stock Incentive Plan subject to approval of the Human Resource and Compensation Committee of the Board of Directors of Jacobs Engineering Group Inc. This grant vests over four (4) years at 25% per year. Any future consideration for additional stock options would be subject to the Employee’s level of performance and the discretion of Company management. Specific details of the grant will be forwarded to the Employee under separate cover after Completion of the Transaction.

3.6	The Employee will be eligible to participate in Jacobs’ Incentive Bonus Plan for Officers and Key Managers at Level Four (4) as described in Attachment A. The Employee’s Level Four (4) bonus is subject to the election described in Section 2.1.

4.	Benefits

4.1	As soon as administratively practical after Completion of the Transaction, the Employee will be entitled to participate in the Company’s employee benefit plans or programs that the Company makes available to its employees generally, subject to applicable law and the terms thereof as in effect from time to time. The Company, in its sole discretion, may modify its employee benefits from time to time.

5.	Paid Time Off

5.1	The Employee will be entitled to five (5) weeks of paid time off (“PTO”) for each full calendar year of employment under this Agreement and a pro rata share of such PTO for any partial such year. Scheduling of PTO will be subject to the approval of the person to whom the Employee reports.

6.	Termination and Dismissal

6.1	Either the Employee or the Company may terminate the Employee’s employment agreement hereunder for any reason by giving the other party six month’s written notice of such termination. The notice period will commence on the first day of the month following the delivery of such notice.

6.2	The Company will, in case of termination of the employment agreement, be entitled to allocate other responsibilities to the Employee or order Employee to go on paid leave of absence with immediate effect, provided that salary and other fringe benefits will be retained for the duration of the notice period.

6.3	During the six months after either the Company or the Employee gives the notice of termination described in paragraph 6.1, the Company will not be obliged to assign any duties to, or provide any work for the Employee and will be entitled to exclude the Employee from any premises of the Company and/or to require him not to communicate with clients, suppliers, employees, agents or representatives of the Company or any Affiliate, provided that the Company will continue to pay the Employee’s Base Salary and maintain his fringe benefits during such period. During any such period, unless the Company consents in writing for him to do so, the Employee may not perform any work in any capacity, whether paid or unpaid, for any other person or entity other than the Company or one of its Affiliates, without regard to whether such work is classified as consulting work or as work as a part-time for full-time employee, nor may the Employee during such six month-period solicit business for any prospective venture with which he plans to become involved. The Parties understand that the intent of this paragraph is to grant the Company the right to place the Employee on what is referred to as “garden leave” in the event that either he or the Company gives the six month notice of termination described above. The Employee agrees that, if he violates this “garden leave” provision, the Company, to the fullest extent allowed by law, may withhold any amounts still owed to him by the Company. However, the Company’s withholding of amounts in accordance with the preceding sentence will not limit its right to claim further damages against the Employee for breach of the paid leave of absence provision or other obligations under this Agreement.

6.4	For purposes of this Agreement, “Cause” shall be limited to:

(a)	Gross negligence or willful misconduct in respect to, or a material failure or refusal to continue the performance of, his/her duties and responsibilities as set forth in this Agreement, which Employee fails to cure within twenty (20) days after having received written notice from the Company of the facts and circumstances that it contends constitute the above conduct;

(b)	Material breach of any provision of this Agreement or of Employee’s Employee Invention and Confidential Information Agreement, which Employee fails to cure within twenty (20) days after having received written notice from the Company of the facts and circumstances that it contends constitute a material breach;

(c)	The illness or incapacity (or other disability as defined in Jacobs’ disability plan in effect at the time of such disability) of Employee of such a character so as to disable the Employee from rendering services for a period of more than 90 days (whether or not consecutive) during any 12-month period;

(d)	The death of Employee;

(e)	Material breach of, or material failure to abide by, Jacobs’ Corporate Policy Concerning Business Conduct, Integrity, and Ethics (USA);

(f)	Civil fraud, breach of fiduciary duty involving personal profit, or willful violation of any law, rule or regulation (other than traffic violations or similar offenses); and/or

(g)	Breach of or failure to abide by Jacobs’ Drug, Alcohol, and Contraband Policy.

6.5	For purposes of this Agreement, “Good Reason” shall be limited to:

(a)	A reduction in Employee’s Base Salary; or

(b)	the Company’s material breach of any provision of this Agreement, which the Company fails to cure within (20) days after having received written notice from Employee of the facts and circumstances that he/she contends constitute a material breach of any provision of this Agreement.

6.6	The Company may discharge the Employee for Cause, without providing him with the six month notice described above. In such case, all Employee’s rights to salary and fringe benefits will lapse immediately, subject to any rights that Employee may have to be paid for his services performed prior to the date of his dismissal, to purchase extended medical insurance coverage under the federal law known as COBRA (the Consolidated Omnibus Budget Reconciliation Act), and to receive any vested retirement benefits to which he is entitled under ERISA.

6.7	If the Company terminates the Employee without Cause the Company will provide the Employee the following:

(a)	Severance for 12 months, which will consist of a lump-sum amount equal to 12 months base salary in effect on the effective date of his termination; or the Company may pay the severance in twelve monthly payments, subject to taxes and other withholdings required by law and/or authorized by the Employee; and

(b)	A lump-sum amount equal to the continuation cost of twelve months of COBRA-eligible benefits (collectively “Severance Payment”).

Notwithstanding any of the foregoing, the Employee’s entitlement to Base Salary and fringe benefits during the paid leave of absence period and the Severance Payment are conditioned upon his first executing and delivering to the Company a further agreement (or agreements) satisfactory to the Company, including without limitation a general release of all claims due to the termination of his employment, and his compliance in all respects with his obligations under this Agreement. The Company and the Employee will make a written agreement confirming the final financial settlement related to the termination of the employment.

6.8	If the Company terminates the Employee’s employment during the Retention Period without Cause or if the Employee terminates his employment during the Retention Period with Good Reason, then the Employee shall be entitled to receive a payment (the “Retention Payment”) equal to the amount of base salary the Employee would have received from the date of termination of employment to the end of the Retention Period (based on the Employee’s base salary as of the date of termination, without regard to any future increases to which the Employee may have been entitled), less any payments received from the Company under the other provisions of this paragraph 6 or pursuant to applicable law as payment in lieu of notice, severance or other payment related to termination of employment.

7.	Non-Competition and Non-Solicitation Agreements

7.1	Employee agrees as follows:

(a)	Employee recognizes and acknowledges that as a key employee he will have access to clients and information that are not generally available to the Company’s and its affiliated companies’ and successors’ employees; that the market for the type of work that the Company and its affiliated companies and successors are engaged in is limited; that the relationship of the Company and its affiliated companies and successors with their clients is a significant and valuable asset; and that the use by competitors of the client contacts and information available and entrusted to a key employee would have a detrimental effect on the business of the Company and its affiliated companies and successors;

(b)	Employee covenants and agrees that during the term of Employee’s employment, and, if Employee’s employment is terminated during the Retention Period for any reason, for a period of two (2) years immediately following such termination, Employee shall not compete with the Company and its affiliated companies, or any successor, directly or indirectly, alone or as a member of a partnership, or as an officer, director, stockholder, employee, consultant or representative of any competitive company, or otherwise in any business of the type engaged in by the Company or any of its affiliated companies, for the period from two years preceding the Effective Date of this Agreement to the date of Employee’s termination of employment in any geographic area where the Company and its affiliated companies are engaged in business;

(c)	The parties intend that the covenant contained in paragraph 7.1(b) above shall be construed as a series of separate covenants, one for each country and for each county in the United States within the geographic area covered by this paragraph 7.1. Except for geographic coverage, each such separate covenant shall be deemed identical in terms to the covenants contained in paragraph 7.1(b) above. If, in any judicial proceeding, a court shall refuse to enforce any of the separate covenants deemed included in this paragraph 7, then any such unenforceable covenant shall be deemed eliminated from these provisions for the purpose of those proceedings to the extent necessary to permit the remaining separate covenants to be enforced; and

(d)	As a point of reference, an interest which amounts to one percent (1%) or less of any class of securities listed on any of the national securities exchanges or regularly traded over-the-counter, and the value of which does not exceed five percent (5%) of Employee’s net worth, generally would not be regarded as a significant financial interest in a competitor, supplier, or customer in breach of paragraph 7.1(b) above in the absence of other complicating factors which should cause Employee to recognize that a conflict is present.

7.2	In consideration for Employee’s eligibility for the Retention Payment, Employee agrees that he shall not during the term of Employee’s employment, and, if Employee’s employment is terminated during the Retention Period for any reason, for a period of two (2) years immediately following such termination, either directly or indirectly:

(a)	use or disclose any Sensitive Information to any person, firm or corporation except in the proper course of his duties, as authorized by the Company or its affiliated companies or successors or as required by law; or

(b)	solicit the services of or hire any officer, director or employee of the Company or its affiliated companies or successors either on behalf of himself or for any other person, firm or corporation.

7.3	In consideration for Employee’s eligibility for the Retention Payment, Employee agrees that he shall not during the term of Employee’s employment, and, if Employee’s employment is terminated during the Retention Period for any reason, for a period of two (2) years immediately following such termination, either directly or indirectly:

(a)	make known to any person, firm or corporation the names or addresses of any of the customers of the Company or its affiliated companies or successors or any other information pertaining to them that such recipient would be able to use in competition with the Company or its affiliated companies or successors; or

(b)	call on, solicit or take away, or attempt to call on, solicit or take away any of the customers of the Company or its affiliated companies on whom the Employee called or with whom he/she became acquainted during his employment either on behalf of himself or for any other person, firm or corporation with the intent to be in competition with the Company or its affiliated companies.

7.4	Employee understands and hereby represents that the services to be performed by him under this Agreement are of a special, unique, unusual, extraordinary and intellectual character that gives them a peculiar value, the loss of which cannot be reasonably or adequately compensated in damages in an action at law. Employee therefore expressly agrees that in the event of any material breach or threatened breach of one or more of the covenants set forth in this Agreement, the Company may in addition to the other remedies which may be available to it, whether at law, in equity or otherwise, file a suit in equity to enjoin Employee from the breach or threatened breach of such covenant. In addition, each of Employee and the Company expressly agrees that in the event of any action or suit seeking enforcement of the provisions of this Agreement, the prevailing party shall be entitled to recover reasonable attorneys’ fees in connection with such action or suit; provided, however, that a party shall be deemed to be a prevailing party for purposes of the foregoing only if the applicable court finds in favor of such party in substantially all respects in connection with such action or suit.

8.	Right to Contract; Conflict of Interest

8.1	Employee hereby represents and warrants to the Company that: (a) he has full right and authority to enter into this Agreement and to perform his obligations hereunder; (b) the execution and delivery of this Agreement by the Employee and the performance of the Employee’s obligations hereunder will not conflict with or breach any agreement, order or decree to which Employee is a party or by which he is bound, and; (c) he is not a party to or bound by any agreement or commitment, or subject to any restrictions (including confidentiality or non-competition restrictions), in connection with any prior employment or activities. Employee will indemnify and hold the Company harmless, including for all attorneys’ fees and expenses incurred by the Company, in the event that any representation made by him in this paragraph is false.

9.	Mandatory Arbitration Provision

9.1

Unless otherwise noted in this paragraph, disputes between the Parties will be submitted to and resolved by binding arbitration with the American Arbitration Association (“AAA”). Except as to injunctions and other equitable relief, this section on mandatory arbitration applies to any dispute, claim or controversy arising out of or related in any way to this Agreement, including but not limited to its enforceability, validity, or interpretation. This section on mandatory arbitration will also apply to any claim related in any way to the Employee’s employment with or provision of services to Company or any Affiliate and to any employment-related claim that the Employee may assert against the Company or any Affiliate; or to any employment-related claim that the Company or any of the Affiliates may assert against the Employee. The arbitration will be conducted under AAA’s Rules for the Resolution of Employment Disputes, which are incorporated herein unless expressly contradicted by the language of this paragraph and will be held in Houston, Texas. One neutral arbitrator will be selected by mutual agreement of the Parties. Should the Parties be unable to reach agreement on the arbitrator after 30 days of consultation, the arbitrator will be appointed by the AAA. The arbitrator will provide a written decision setting forth his or her essential findings and conclusions on which the award is based and judicial review of the arbitration award will be allowed to the extent permitted by any applicable federal, state or local law. Judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction. It is specifically agreed that this arbitration provision will be binding on the Employee’s heirs, administrators, and personal representatives, and the Company and its successors and assigns. This paragraph will be governed by the Federal Arbitration Act. Consistent with the expedited nature of arbitration, each party to any arbitration filed under this paragraph will, upon the written request of the other party, promptly provide the other with copies of documents relevant to the issue raised by any claim or counterclaim. Additionally, each party will allow the other party to depose witnesses under that party’s control and will cooperate with the other party in scheduling depositions. Any dispute regarding discovery, or the relevance or scope thereof, will be determined by the arbitrator. All discovery will be completed within 90 days following the appointment of the arbitrator, unless the arbitrator finds that there is good cause for extending the discovery period. The remedies and damages that the parties may receive in arbitration will be the same as those the parties could receive in court. Without waiving any remedy under this Agreement, either party may seek from any court having jurisdiction injunctive relief or any interim or equitable relief that is necessary to protect the rights or property of that party, pending the arbitrator’s final determination on the merits. Any provision of this section on mandatory arbitration that is found to be unconscionable will be severed and the remainder hereof will be enforced without the severed provision.

10.	Miscellaneous

10.1	The Employee agrees to execute and deliver to the Company within five (5) days of the Effective Date of this Agreement, Jacobs’ Employee Invention and Confidential Information Agreement, Jacobs’ Corporate Policy Concerning Business Conduct, Integrity and Ethics (USA) and Jacobs’ Drug, Alcohol and Contraband Policy.

10.2	This Agreement constitutes and embodies the entire agreement between the Parties in connection with the subject matter hereof and will supersede all prior and contemporaneous written or oral agreements and understandings in connection with such subject matter, including the Employment Agreement, dated December 8, 2009, between the Employee and Aker P&C US Inc.

10.3	Upon expiration of the Retention Period, Employee’s status will automatically convert to an “at will” status. Thefore, Employee at his sole discretion becomes free to resign his employment at any time for any or no reason, with or without cause, with or without notice. Similarly, the Company, at its sole discretion, will also then have the right to terminate Employee at any time, for any or no reason, with or without cause, with or without notice.

10.4	Both during the term of this Agreement and after it expires, the Employee will, upon request by the Company or its Affiliates, cooperate with the Company or its Affiliates in connection with any litigation in which the Company or any of its Affiliates is or may become a party. The obligation of cooperation at the request and sole cost and expense of the Company will include the obligation to provide documents and testimony and to meet with the Company’s or it’s Affiliate’s attorneys at mutually convenient times.

10.5

The Company and Employee recognize that the laws and public policies of the state law applicable to this Agreement are subject to varying interpretations and change. It is the intention of the Company and Employee that this Agreement be enforced to the fullest extent permitted by law. Therefore, should a court of competent jurisdiction hold any provision or portion or clause of this Agreement, or portion thereof, to be illegal, invalid or unenforceable, the remainder of such provision will not thereby be affected and will be given full effect, without regard to the invalid portion. Further, if any court construes any provision or clause of this Agreement, or any portion thereof, to be illegal, void or unenforceable because of the scope of such covenant or provision, it is the intention of the parties that the court will modify such a provision to render its scope legal and enforceable and, in its modified form, such provision will then be enforceable and will be enforced.

10.6	This Agreement, including without limitation Employee’s obligations with regard to non-competition, non-solicitation of customers and employees, protection of Trade Secrets and Sensitive Information, and assignment of inventions, will inure to the benefit of the Company, its Affiliates, successors and assigns (including any entity which acquires the Company or any of its Affiliates by way of acquisition of assets, merger, stock purchase or otherwise). The Company expressly reserves the right to assign this agreement to an Affiliate upon the Completion of the Transaction.

10.7	All notices under this Agreement will be in writing and will be deemed to have been given at the time when hand delivered, when received if sent by facsimile or by same day or overnight recognized commercial courier service, or three days after being mailed by registered or certified mail, whichever is earliest. Notices by Employee shall be delivered to Company, attention Senior Vice President, Global Human Resources and/or Senior Vice President and General Counsel, at the following address: 1111 South Arroyo Parkway, P.O. Box 7084, Pasadena, California 91105, and notices by Company to Employee shall be delivered to the Employee at the following address: P.O. Box 189, Richmond, Texas 77406.

10.8	This Agreement will be executed, construed and performed in accordance with the laws of the State of Texas without giving effect to its principles of conflict of law.

10.9	The section headings contained in this Agreement are for reference purposes only and will not in any way affect the meaning or interpretation of this Agreement.

10.10	This Agreement may not be amended, waived, changed, modified or discharged except by an instrument in writing signed by Employee and by the authorized representative of Company. Any delay or omission in the Company’s or Employee’s enforcement of this Agreement or waiver of any breach of any provision of this Agreement will not operate as a waiver of any other breach of such provision or any other provision of this Agreement, nor will any failure to enforce any provision hereof operate as a waiver of such provision or of any other provision hereof.

10.11	Each of the Parties hereto agrees to execute all such further instruments and documents and to take all such further action as the other party may reasonably request in order to effectuate the terms of this Agreement.

10.12	This Agreement is executed in two copies and each such copy hereof will be deemed to be an original instrument but both such copies together will constitute but one instrument.

ACCEPTED AND AGREED TO as of this 23 day of December 2010.

/s/ Patricia Summers	/s/ Gary Mandel
Patricia Summers Senior Vice President Global Human Resources Jacobs Engineering Group Inc.	Gary Mandel

Attachment “A”

CONFIDENTIAL

INCENTIVE BONUS PLAN

FOR OFFICERS AND KEY MANAGERS

Effective 10/1/2010

Summary of the Program

The purpose of the Jacobs Engineering Group Inc. and its subsidiaries (“Company”) Incentive Bonus Plan (the “Plan”) is to promote the success of the Company by attracting and retaining highly qualified people who perform to the best of their abilities to achieve Company objectives and profitability. This program is designed to cover designated officers and key managers of Jacobs Engineering Group Inc. and its subsidiaries. Key managers are defined as management level personnel who do not normally receive overtime compensation and who are approved for participation by the Chief Executive Officer and the Human Resources and Compensation Committee (“Committee”) of Jacobs’ Board of Directors.

Each year a bonus pool is determined by a formula approved by the Committee. From the pool up to 80 percent is allocated to participants in the Plan, with the balance reserved for distribution to nonparticipating employees who have made an outstanding contribution during the year. The allocation of each participant’s portion of the pool may be up to 50 percent by formula with the balance allocated solely at the discretion of the Chief Executive Officer. The allocation of the nonparticipant’s portion of the pool is totally at the discretion of the Chief Executive Officer. All award recommendations are approved by the Committee which has sole and absolute discretion to administer the plan.

Bonuses are paid in three annual installments. The first installment is paid approximately three months after the close of the first fiscal year to which it pertains. A participant is not vested in any future installments. A participant must be employed by the Company at the date each future installment is paid as the bonus is not only for service done in a particular year but also for services to be rendered in the years when future installments may be paid. The bonus award reflects recognition of performance attained and expected to be attained in the future. If an employee is a participant in the plan for less than a full year, the measure of his or her bonus will be prorated accordingly. If a participant’s employment is severed from the Company at any time prior to the time a future installment is to be paid, such installment and any and all

Page #2	CONFIDENTIAL
Incentive Bonus Plan

future installments are automatically forfeited. For the purposes of this program, a participant will be considered employed by the Company for purposes of receiving future installments only if on the date of payment, the participant is an active full time employee with the Company.

Bonus Pool Formula

The bonus pool is established as a percentage of pretax, pre-bonus earnings above a preset trigger point or hurdle rate. The hurdle rate for each fiscal year will be established by the Committee. Once the trigger point is reached, the bonus pool accrues at a rate set by the Committee up to 20 percent of pretax, pre-bonus income in excess of the trigger point. When a pretax, pre-bonus earnings reaches 1.4 times the trigger point, the accrual rate increases to a rate set by the Committee up to 33 percent of pretax, pre-bonus income in excess of 1.4 times the trigger point. The percentage rate used for calculating the trigger point is established each year based on economic and market conditions in effect at that time. The bonus pool formula is subject to change at any time and is determined at the sole and absolute discretion of the Committee.

Allocation of Bonus Pool

The portion of the pool allocated to the Plan participants is distributed 50 percent based on their weighted salary (using factors approved by the Committee each year) versus the total weighted salaries of all participants of the plan and 50 percent at the discretion of the Chairman of the Board and the Chief Executive Officer. The weighted salaries will be determined by multiplying the salary earned while a participant in the plan times the weighting factors as determined by the Chairman, the Chief Executive Officer and the Committee.

If a participant moves from one level to another during the year, the different weighting factors is applied to the salary earned at each level and prorated.

Payments

An Award shall be paid at such time or times as determined by the Committee, in its sole and absolute discretion. The Committee may reduce any award up to the date of payment. All payments are subject to federal, state, or local taxes unless deferred pursuant to the terms of a Company sponsored plan a participant may be eligible for.

Page #3	CONFIDENTIAL
Incentive Bonus Plan

Modifications and Administration

This Plan is provided at the discretion of the Committee and the Committee reserves the right to alter or modify it in the future. The Committee is responsible for the administration of the Plan and has the exclusive right to make any and all interpretations, rules, and regulations regarding the Plan.